MICHAEL A. LITTMAN
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                       (303) 422-8127 * (303) 431-1567 Fax
                                malattyco@aol.com

                                 March 20, 2014



VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Attn:  Ms. O'Brien and Mr. Horowitz
Washington, D.C.  20549

RE: THREE FORKS, INC.

AMENDMENT NO. 1 TO FORM 10-Q FOR FISCAL QUARTER ENDED SEPTEMBER 30, 2013 FILED JANUARY 31, 2014
FILE NO. 000-55033

Dear Ms. O'Brien and Horowitz:

In connection with Comment Number 1 of the SEC's correspondence dated February 28, 2014 and the conference call with Messrs. Weiss and Borgers, we have attached herewith the financial statements for the nine month period ended September 30, 2013 for Three Forks, Inc. and Five Jab, Inc., as we intend to present such financial statements in Amendment No. 2 to the Form 10-Q/A for the quarter ended September 30, 2013.

We are asking that you review the attached and please advise us as to whether or not the presentation is correct.

For your ease of reference, we have provided Comment Number 1 and our response below.

AMENDMENT NO. 1 TO FORM 10-Q FOR FISCAL QUARTER ENDED SEPTEMBER 30, 2013
------------------------------------------------------------------------
FINANCIAL STATEMENTS
--------------------
GENERAL
-------

     1. IT APPEARS, IN RESPONSE TO COMMENT 1 IN OUR LETTER DATED NOVEMBER 26, 2013, THAT YOU AMENDED YOUR FORM 10-Q FOR THE FISCAL QUARTER ENDED SEPTEMBER 30, 2013 TO ADJUST THE HISTORICAL PERIODS OF THE REGISTRANT, THREE FORKS, INC., TO

INCLUDE THE RESULTS OF OPERATIONS OF THE PREDECESSOR, FIVE JAB, INC., PRIOR TO ITS ACQUISITION. PLEASE EXPLAIN YOUR BASIS FOR THIS FINANCIAL STATEMENT PRESENTATION. AS PART OF YOUR RESPONSE, PLEASE TELL US HOW YOU CONSIDERED PROVIDING SEPARATE FINANCIAL STATEMENTS OF BOTH THE ACQUIRED/PREDECESSOR BUSINESS (I.E., FIVE JAB, INC.) AND THE REGISTRANT (I.E., THREE FORKS, INC.) IN THE FILING.

ANSWER:

     The Registrant reported the predecessor, Five Jab, Inc.'s results of oil and gas operations as part of the Registrant's financial statements for the nine months ended September 30, 2013 and for the period March 28, 2012 (inception) through September 30, 2012 in the Amendment No. 1 to Form 10-Q for the quarter ended September 30, 2013 filed January 31, 2014 and Amendment No. 2 to Form 10 for similar periods as well as the period March 28, 2012 (inception) through December 31, 2012 filed January 31, 2014. However, in order to properly disclose pursuant with section 1170 of the FRM the results of operations of each entity we have revised in this Amendment No. 2 to Form 10-Q for the quarter ended September 30, 2013 as well as Amendment No. 4 to Form 10 for the periods presented the financial statements and disclosures of the Registrant and therefore, have removed the Predecessor's results of oil and gas operations from the Registrant's financial statements and as such have included them separately. These revisions do change the revenues, expenses, net loss, loss per common share and components included in the Statement of Changes in Stockholders' Equity, Statements of Cashflows and disclosures of the MD&A of the Registrant as reported in both Amendment No. 1 to Form 10-Q for the quarter ended September 30, 2013 and Amendment No. 2 to Form 10 filed January 31, 2014 as now the results of oil and gas operations of the Predecessor are not included with the Registrant but reported separately.

Please contact Ms. Kristi Kampmann of this office if you have any additional questions or with your response.


                                          Sincerely,

                                          /s/ Michael A. Littman

                                          Michael A. Littman
MAL:kjk

                                                         THREE FORKS INC.
                                                          BALANCE SHEETS
                                                                               September 30, 2013           December 31, 2012
                                                                                  (Unaudited)                   (Audited)
                                                                            -------------------------    -------------------------
ASSETS
   Current assets
Cash and cash equivalents                                                   $              2,033,179     $                492,729
Accounts receivable trade, net                                                               148,385                            -
Inventories                                                                                   42,143                            -
Note receivable other                                                                        100,000                      100,000
Due from others, related party                                                               119,809                            -
Prepaid and other current assets                                                              26,294                       27,299
                                                                            -------------------------    -------------------------
   Total current assets                                                                    2,469,810                      620,028
                                                                            -------------------------    -------------------------

Disposal group held for sale of discontinued operations                                            -                    1,481,071
                                                                            -------------------------    -------------------------

   Property and equipment
Oil and gas properties at cost, full-cost method of accounting
   Unproved                                                                                  797,867                      150,001
   Proved                                                                                  4,338,489                            -
Other                                                                                         25,554                       11,576
                                                                            -------------------------    -------------------------
   Total property and equipment                                                            5,161,910                      161,577
Less accumulated depreciation depletion and amortization                                     (37,094)                        (449)
                                                                            -------------------------    -------------------------
   Net property and equipment                                                              5,124,816                      161,128
                                                                            -------------------------    -------------------------

   Long-term assets
Other long-term assets                                                                        61,289                       55,081
                                                                            -------------------------    -------------------------
   Total long-term assets                                                                     61,289                       55,081
                                                                            -------------------------    -------------------------

   Total assets                                                             $              7,655,915     $              2,317,308
                                                                            =========================    =========================

LIABILITIES AND STOCKHOLDERS' EQUITY
   Current liabilities
Current maturities of convertible notes                                     $              1,535,000     $                      -
Current maturities of notes                                                                   29,358                        7,003
Accounts payable trade                                                                     1,936,811                        4,427
Accrued and deposits payable                                                                 247,490                       22,680
Accrued liabilities and notes payable, related party                                         817,585                       15,000
                                                                            -------------------------    -------------------------
   Total current liabilities                                                               4,566,244                       49,110
                                                                            -------------------------    -------------------------

   Long-term liabilities
Asset retirement obligations                                                                 281,962                            -
                                                                            -------------------------    -------------------------
   Total long-term liabilities                                                               281,962                            -
                                                                            -------------------------    -------------------------

Disposal group held for sale payables of discontinued operations                                   -                        7,745
                                                                            -------------------------    -------------------------

   Total liabilities                                                                       4,848,206                       56,855
                                                                            -------------------------    -------------------------

Commitments and Contingencies                                                                      -                            -

STOCKHOLDERS' EQUITY
Preferred shares, no par value, 25,000,000 shares authorized;
   no shares issued and outstanding                                                                -                            -
Common shares, $0.001 par value, 100,000,000 shares authorized;
   11,503,477 and 10,799,339 shares issued and outstanding at
   September 30, 2013 and December 31, 2012, respectively                                     11,503                       10,799
Additional paid in capital                                                                 4,896,040                    3,230,941
Accumulated deficit                                                                       (2,099,834)                    (981,287)
                                                                            -------------------------    -------------------------
   Total stockholders' equity                                                              2,807,709                    2,260,453
                                                                            -------------------------    -------------------------

   Total liabilities and stockholders' equity                               $              7,655,915     $              2,317,308
                                                                            =========================    =========================

The accompanying notes are an integral part of these financial statements.

                                    -1 of 18-

                                                         THREE FORKS INC.
                                                     STATEMENTS OF OPERATIONS
                                                      (Unaudited) (Comment 1)





                                                                                         For The Three Months Ended
                                                                                                September 30,
                                                                                    2013                             2012
                                                                            ---------------------            ---------------------
Revenue
   Oil and gas sales                                                        $             234,058            $                  -
   Management fees                                                                         48,000                               -
                                                                            ---------------------            ---------------------
                    Total revenues                                                       282,058             $                  -
                                                                            ---------------------            ---------------------

Operating expenses:
   Lease operating expenses                                                               61,917                                -
   Production taxes                                                                        7,742                                -
   Depreciation, depletion and amortization                                               34,676                                -
   General and administrative expenses                                                   562,574                          220,063
                                                                            ---------------------            ---------------------
               Total operating expenses                                                  666,909                          220,063
                                                                            ---------------------            ---------------------

Loss from operations                                                                    (384,851)                        (220,063)
                                                                            ---------------------            ---------------------

Other income (expense)
   Interest income                                                                         1,000                                -
   Interest expense                                                                       (4,836)                               -
                                                                            ---------------------            ---------------------
             Total other income (expense)                                                 (3,836)                               -
                                                                            ---------------------            ---------------------

Loss before income taxes                                                                (388,687)                        (220,063)

Income taxes                                                                                   -                                -
                                                                            ---------------------            ---------------------

Net loss                                                                    $           (388,687)            $           (220,063)
                                                                            =====================            =====================

Net loss per common share
   Basic and diluted                                                        $              (0.03)            $              (0.03)
                                                                            =====================            =====================

Weighted average number of common shares
   Basic and diluted                                                                  11,462,713                        8,081,137
                                                                            =====================            =====================














The accompanying notes are an integral part of these financial statements.

                                    -2 of 18-


                                                    THREE FORKS INC.
                                                STATEMENTS OF OPERATIONS
                                                (Unaudited) (Comment 1)



                                                                 For the
                                                               Nine Months                       For the Period
                                                                  Ended                     March 28, 2012 (incpetion)
                                                              September 30,                   through September 30,
                                                                   2013                               2012
                                                           ---------------------           ----------------------------
Revenue
   Oil and gas sales                                       $             234,058           $                         -
   Management fees                                                       112,000                                     -
                                                           ---------------------           ----------------------------
                  Total revenues                                        346,058                                      -
                                                           ---------------------           ----------------------------

Operating expenses:
   Lease operating expenses                                              63,917                                      -
   Production taxes                                                       7,742                                      -
   Depreciation depletion and amortization                               36,645                                      -
   General and administrative expenses                                1,503,956                                491,311
                                                           ---------------------           ----------------------------
             Total operating expenses                                 1,612,260                                491,311
                                                           ---------------------           ----------------------------

Loss from operations                                                 (1,266,202)                              (491,311)
                                                           ---------------------           ----------------------------

Other income (expense)
   Other Income                                                          22,000                                      -
   Interest income                                                        3,014
   Interest expense                                                      (4,837)                                     -
                                                           ---------------------           ----------------------------
                Total other income                                       20,177                                      -
                                                           ---------------------           ----------------------------

Loss from continuing operations
   before income taxes                                               (1,246,025)                              (491,311)

Income taxes                                                                  -                                      -
                                                           ---------------------           ----------------------------

Net loss from continuing operations                                  (1,246,025)                              (491,311)
                                                           ---------------------           ----------------------------

Discontinued operations
   Income from operations of discontinued
      property                                                                -                                      -
   Gain on disposal of property                                         127,478                                      -
                                                           ---------------------           ----------------------------
         Income from discontinued operations                            127,478                                      -
                                                           ---------------------           ----------------------------

Net loss                                                   $         (1,118,547)           $                  (491,311)
                                                           =====================           ============================

Net loss from continuing operations                        $              (0.11)           $                     (0.06)
                                                           =====================           ============================

Net income from discontinued operations
   Basic and diluted                                       $               0.01            $                         -
                                                           =====================           ============================

Net loss per common share
   Basic and diluted                                       $              (0.10)           $                     (0.06)
                                                           =====================           ============================

Weighted average number of common shares
   Basic and diluted                                                 11,306,667                              8,539,160
                                                           =====================           ============================



The accompanying notes are an integral part of these financial statements.

                                    -3 of 18-

                                                         THREE FORKS INC.
                                           STATEMENT OF STOCKHOLDERS' EQUITY (Comment 1)



                                 PREFERRED SHARES        COMMON SHARES           ADDITIONAL                            TOTAL
                                  $10 PAR VALUE         $.001 PAR VALUE           PAID-IN         ACCUMULATED       STOCKHOLDERS'
                                 SHARES    AMOUNT     SHARES       AMOUNT         CAPITAL          (DEFICIT)           EQUITY
                                --------  -------- ------------- ------------   -------------   ---------------   ---------------
BALANCES,
 December 31, 2012 (Audited)       -      $   -     10,799,339    $  10,799     $ 3,230,941     $    (981,287)    $      2,260,453
   Issuance of shares for
    services valued at $0.088
    per share - related party      -          -         25,000           25           2,175                 -                2,200
   Issuance of shares for
    services valued at $0.088
    per share                      -          -        445,000          445          38,715                 -               39,160
   Sale of shares for cash
    at $.01 per share              -          -         40,000           40             360                 -                  400
   Sale of shares for cash
    at $1.50 per share             -          -        100,001          100         149,902                 -              150,002
   Sale of shares for cash
    at $2.00 per share             -          -         25,000           25          49,975                 -               50,000
   Sale of shares for cash
    at $3.00 per share             -          -        807,021          807       2,420,234                 -            2,421,041
   Correction of prior
    issuance of shares             -          -       (112,884)        (113)            113                 -                    -
   Repurchase of shares at
    $3.00 per share                -          -       (275,000)        (275)       (824,725)                -             (825,000)
   Repurchase of shares at
    $1.50 per share                -          -       (100,000)        (100)       (149,900)                -             (150,000)
   Retirement of shares to
    settle claims                  -          -       (250,000)        (250)        (21,750)                -              (22,000)
   Net (loss) for the period       -          -              -            -               -        (1,118,547)          (1,118,547)
                                --------  -------  ------------- ------------   -------------   ---------------   -----------------
BALANCES,
 SEPTEMBER 30, 2013 (Unaudited)    -      $   -     11,503,477   $   11,503     $ 4,896,040     $  (2,099,834)    $      2,807,709
                                ========  =======  ============= ============   =============   ===============   =================






The accompanying notes are an integral part of these financial statements.

                                    -4 of 18-

                                                         THREE FORKS INC.
                                                     STATEMENTS OF CASH FLOWS
                                                      (Unaudited) (Comment 1)




                                                                                 For the
                                                                               Nine Months                   For the Period
                                                                                  Ended                 March 28, 2012 (incpetion)
                                                                              September 30,               through September 30,
                                                                                   2013                           2012
                                                                            -------------------         -------------------------
OPERATING ACTIVITIES
   Net (loss) from continuing operations attributable to
     common stockholders                                                    $       (1,246,025)         $               (491,311)
   Income from discontinued operations                                                 127,478                                 -
   Adjustments to reconcile net (loss) to net cash
    flows provided by (used in) operating activities:
      Depreciation depletion and amortization                                           36,645                                 -
      Gain on settlement of claims                                                     (22,000)                                -
      Gain on sale of disposal group held for sale                                    (127,478)                                -
      Shares issued for services - related party                                         2,200                             5,325
      Shares issued for services                                                        39,160                             3,045
   Changes in operating assets and liabilities:
       Accounts receivable trade                                                      (148,385)                                -
       Inventories                                                                     (42,143)                                -
       Due from others - related party                                                (119,809)                                -
       Prepaid and other current assets                                                  1,005                           (15,861)
       Accounts payable trade                                                          190,241                                 -
       Accrued and deposits payable                                                    224,810                            31,967
       Accrued liabilities, related party                                              202,585                            20,250
       Disposal group held for sale                                                        804                                 -
                                                                            -------------------         -------------------------

Net cash (used in) operating activities                                               (880,912)                         (446,585)
                                                                            -------------------         -------------------------

INVESTING ACTIVITIES
   Funds loaned to a non affiliate                                                           -                          (100,000)
   Additions to property and equipment                                              (2,976,228)                         (251,738)
   Additions to other long-term assets                                                  (6,208)                                -
   Proceeds from sale of disposal group held for sale                                1,600,000                                 -
                                                                            -------------------         -------------------------

Net cash (used in) investing activities                                             (1,382,436)                         (351,738)
                                                                            -------------------         -------------------------

FINANCING ACTIVITIES
   Sale of common shares                                                             2,621,443                         1,274,263
   Funds used to repurchase common shares                                             (975,000)                                -
   Funds from short-term convertible notes, net of repayment                         1,535,000                                 -
   Funds from short-term notes, net of repayment                                        22,355
   Funds from short-term notes, related party                                          600,000                                 -
                                                                            -------------------         -------------------------

Net cash provided by financing activities                                            3,803,798                         1,274,263
                                                                            -------------------         -------------------------

NET CHANGE IN CASH                                                                   1,540,450                           475,940

CASH, Beginning                                                                        492,729                                 -
                                                                            -------------------         -------------------------

CASH, Ending                                                                $        2,033,179          $                475,940
                                                                            ===================         =========================

SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:
   Issuance of common shares for oil and gas properties                     $                -          $              1,400,000
                                                                            ===================         =========================
   Interest paid                                                            $                -          $                      -
                                                                            ===================         =========================
   Income taxes paid                                                        $                -          $                      -
                                                                            ===================         =========================

The accompanying notes are an integral part of these financial statements.

                                    -5 of 18-

                               THREE FORKS, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
                                   (UNAUDITED)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

NATURE OF OPERATIONS AND ORGANIZATION

Three Forks, Inc. (the "Company") was incorporated on March 28, 2012 in the State of Colorado. The Company's business plan focuses on the development as an independent energy company engaged in the acquisition, exploration, development and production of North American conventional oil and gas properties through the acquisition of leases and/or royalty interests and developing the properties for maximum cash flow.

On September 7, 2012, the Company acquired working interests between 10.12% and 10.50% in five (5) producing oil and gas wells along with mineral interests in proved undeveloped leaseholds totaling approximately 320 acres located in Weld county Colorado valued at $1,477,990 as well as a 76.25% working interest in undeveloped leaseholds totaling approximately 120 acres located in Morgan county Colorado valued at $14,000 in exchange for the issuance of 700,000 shares of the Company's common stock valued at $1,400,000 or $2.00 per share and the assumption of certain debt in the amount of $91,990. In addition, the Company was required to fund an escrow account in the amount of $55,000 for legal services that may occur over a three year period from the date of the acquisition and this escrow account at September 30, 2013 and December 31, 2012 has a balance of $55,122 and $55,081 respectively. Effective January 1, 2013, the Company sold its entire interest in these oil and gas properties located in Weld county Colorado for $1,600,000 in cash. See Note 4 - Disposal Group Held for Sale.

On December 31, 2012, the Company entered into a Farmout Agreement ("Farmout") where the Company had a 100% working interest in 320gross/290net acres of mineral interests located in Archer county Texas subject to the Farmout. In consideration of Three Forks No 1 LLC, a Colorado limited liability company ("LLC"), undertaking and paying it's pro rata portion of the costs associated with the drilling and completion of 9 wells in Archer county Texas on the Farmout property, the Company assigned 87% of the working interest in the Farmout to the LLC. Likewise, on January 1, 2013, the Company assigned 3% of the working interest in the Farmout to three members of the Board of Directors of the Company.

Effective June 30, 2013 and September 1, 2013, the Company acquired a 37.5% and 37.5% working interest, respectively or a total of a 75% working interest in certain oil and gas properties located in Louisiana and Texas totaling 1,955 gross acres known as the Five Jab properties in exchange for $3,842,143 in cash plus the assumption of liabilities in the amount of $281,962 as part of a purchase sale and participation agreement dated February 27, 2013 as well as participate in a development program that includes the drilling and completion of additional wells. On October 1, 2013, the Company paid $1,742,143 of the cash to the seller of the Five Jab properties and, therefore, this amount was recorded on the balance sheet as a liability "Due on acquisition of oil and gas properties" at September 30, 2013. (Comment 3)

The Company's acquisition of the 75% working interest in the Five Jab properties was accounted for as an acquisition for accounting purposes. However, the oil and gas operations of Five Jab prior to the effective dates of the acquisition were considered to be the oil and gas operations of the Company's predecessor and therefore, have been reported separately in this Form 10-Q. (Comment 1)

                                    -6 of 18-

                               THREE FORKS, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
                                   (UNAUDITED)

INTERIM PRESENTATION

In the opinion of the management of the Company, the accompanying unaudited financial statements include all material adjustments, including normal and recurring adjustments, considered necessary to present fairly the financial position and operating results of the Company for the period presented. The financial statements and notes are presented as permitted by Form 10-Q, and do not contain certain information included in the Company's Registration Statement on Form 10-12G for the period March 28, 2012 (inception) through December 31, 2012. It is the Company's opinion that when the interim financial statements are read in conjunction with the December 31, 2012 financial statements on Form 10-12G and its Current Report on Form 10-Q, the disclosures are adequate to make the information presented not misleading. Interim results are not indicative of results for a full year or any future period.

CONCENTRATION OF CREDIT RISK

The Company, from time to time during the periods covered by these financial statements, may have bank balances in excess of its insured limits. Management has deemed this a normal business risk.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all cash and highly liquid investments with initial maturities of three months or less to be cash equivalents. The Company maintains its cash in institutions insured by the Federal Deposit Insurance Corporation ("FDIC"). At September 30, 2013, the Company has $1,783,179 in cash deposits in excess of FDIC insured limits.

ACCOUNTS RECEIVABLE

Accounts receivable are stated at their cost less any allowance for doubtful accounts. The allowance for doubtful accounts is based on the management's assessment of the collectability of specific customer accounts and the aging of the accounts receivable. If there is deterioration in a major customer's creditworthiness or if actual defaults are higher than the historical experience, the management's estimates of the recoverability of amounts due to the Company could be adversely affected. Based on the management's assessment, there is no reserve recorded at September 30, 2013 and December 31, 2012.

INVENTORIES

The Company's inventories, which consist of in-transit oil, are stated at lower of cost (using the first-in, first-out method) or market. We recorded impairments, as needed, to adjust the carrying amount of inventories to the lower of cost or market.

OIL AND GAS PRODUCING ACTIVITIES

The Company follows the full cost method of accounting for oil and natural gas operations. Under this method all productive and nonproductive costs incurred in connection with the acquisition, exploration, and development of oil and natural gas reserves are capitalized. No gains or losses are recognized upon the sale or other disposition of oil and natural gas properties except in transactions that would significantly alter the relationship between capitalized costs and proved reserves. The costs of unevaluated oil and natural gas properties are excluded from the amortizable base until the time that either proven reserves are found or it has been determined that such properties are impaired. As properties

                                    -7 of 18-

                               THREE FORKS, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
                                   (UNAUDITED)

become evaluated, the related costs transfer to proved oil and natural gas properties using full cost accounting. There were capitalized costs of $4,338,489 and $0 included in the amortization base at September 30, 2013 and December 31, 2012, respectively and the Company did not expense any capitalized costs for the nine months ended September 30, 2013 and for the period March 28, 2012 (inception) through September 30, 2012.

Management capitalizes additions to property and equipment. Expenditures for repairs and maintenance are charged to expense. Property and equipment are carried at cost. Adjustment of the asset and the related accumulated depreciation accounts are made for property and equipment retirements and disposals, with the resulting gain or loss included in the statement of operations. The Company has not capitalized any internal costs for the nine months ended September 30, 2013 and for the period March 28, 2012 (inception) through September 30, 2012.

In accordance with authoritative guidance on accounting for the impairment or disposal of long-lived assets, as set forth in Topic 360 of the ASC, the Company assesses the recoverability of the carrying value of its non-oil and gas long-lived assets when events occur that indicate an impairment in value may exist. An impairment loss is indicated if the sum of the expected undiscounted future net cash flows is less than the carrying amount of the assets. If this occurs, an impairment loss is recognized for the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. No events occurred during the nine months ended September 30, 2013 and for the period March 28, 2012 (inception) through September 30, 2012 that would be indicative of possible impairment.

PROPERTY AND EQUIPMENT

Other property and equipment, such as office furniture and equipment, and computer hardware and software, are recorded at cost. Costs of renewals and improvements that substantially extend the useful lives of the assets are capitalized. Maintenance and repair costs are expensed when incurred.

DEPRECIATION

For financial reporting purposes, depreciation and amortization of other property and equipment is computed using the straight-line method over the estimated useful lives of assets at acquisition. For income tax reporting purposes, depreciation of other equipment is computed using the straight-line and accelerated methods over the estimated useful lives of assets at acquisition.

Depreciation and depletion of capitalized acquisition, exploration and development costs are computed on the units-of-production method by individual fields on the basis of the total estimated units of proved reserves as the related proved reserves are produced.

Depreciation, depletion and amortization of oil and gas property and other property and equipment for the three and nine months ended September 30, 2013 is $34,676 and $0, respectively and $0, respectively for the comparative periods of 2012.

ASSET RETIREMENT OBLIGATIONS

The Company's asset retirement obligations arise from plugging and abandonment liabilities for the Company's natural gas and oil wells.

                                    -8 of 18-

                               THREE FORKS, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
                                   (UNAUDITED)

OTHER COMPREHENSIVE (LOSS)

The Company has no material components of other comprehensive loss and accordingly, net loss is equal to comprehensive loss for the period.

INCOME TAXES

The Company accounts for income taxes under the liability method as prescribed by ASC authoritative guidance. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted rates expected to be in effect during the year in which the basis difference reverses. The realizability of deferred tax assets are evaluated annually and a valuation allowance is provided if it is more likely than not that the deferred tax assets will not give rise to future benefits in the Company's income tax returns.

The Company assessed the likelihood of utilization of the deferred tax asset, in light of the recent losses. As a result of this review, the deferred tax asset of $807,748 has been fully reserved at September 30, 2013. At September 30, 2013, the Company has incurred net operating losses for income tax purposes of approximately $2,090,000.Such losses may be carried forward and are scheduled to expire in the year 2032, if not utilized, and may be subject to certain limitations as provided by the Internal Revenue Code.

The Company has adopted ASC guidance regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. At September 30, 2013 and December 31, 2012 there were no uncertain tax positions that required accrual.

EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the net loss available to common shareholders by the weighted-average number of common shares outstanding during each period. Diluted net loss per common share is calculated by dividing the net loss by the weighted-average number of common shares outstanding including the effect of the Company's potentially dilutive securities. The
Company's potentially dilutive securities consist of options, warrants and convertible promissory notes to purchase the Company's common stock. Potentially dilutive securities are not included in the weighted average calculation for net loss per common share since their effect would be anti-dilutive due to the net loss. The treasury method is used by the Company to measure the dilutive effect of stock options, warrants and convertible promissory notes. Since the option price is significantly greater than the current value of the Company's common stock, management has determined the effective exercise of the dilutive securities would have no effect on the weighted-average number of common shares outstanding for the periods presented. Therefore, the basic and diluted weighted average number of common shares outstanding for net income from continuing operations is the same for the periods presented. For the three and nine months ended September 30, 2013 and for the period March 28, 2012 (inception) through September 30, 2012, the Company had outstanding 5,044,395 and 0, respectively of potentially dilutive options, warrants and convertible promissory notes.

                                    -9 of 18-

                               THREE FORKS, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
                                   (UNAUDITED)

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the financial statements.

REVENUE RECOGNITION

The Company recognizes revenue from the exploration and production of the Company's oil and gas properties in the period of production. Management fee income is recognized in the period where the Company performs the services as manager of a limited liability company.

SHARE-BASED COMPENSATION

The Company accounts for share-based payment accruals under authoritative guidance on stock compensation as set forth in the Topics of the ASC. The guidance requires all share-based payments to employees and non-employees, including grants of employee and non-employee stock options, to be recognized in the financial statements based on their fair values.

GOING CONCERN AND MANAGEMENTS' PLANS

As shown in the accompanying financial statements for the period ended September 30, 2013, the Company has reported an accumulated deficit of $2,099,834. At September 30, 2013, the Company has current assets of $2,469,810, including cash and cash equivalents of $2,033,179 and current liabilities of $4,564,294 but has sold its major proved oil and gas property as described in Note 4.

To the extent the Company's operations are not sufficient to fund the Company's capital and current growth requirements the Company will attempt to raise capital through the sale of additional shares of stock. At the present time, the Company cannot provide assurance that it will be able to raise funds through the further issuance of equity in the Company.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, however, the above conditions raise substantial doubt about the Company's ability to do so. The financial statements do not include any adjustment to reflect the possible future effect on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

OFF-BALANCE SHEET ARRANGEMENTS

As  part  of  its  ongoing  business,   the  Company  has  not  participated  in
transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (SPEs), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. From its incorporation on March 28, 2012 through

                                   -10 of 18-

                               THREE FORKS, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
                                   (UNAUDITED)

September 30, 2013, the Company has not been involved in any unconsolidated SPE transactions.

RECLASSIFICATION

Certain amounts in the prior period financial statements have been reclassified to conform to the current period financial statement presentation. Such reclassifications had no effect on the Company's net loss.

RECENT ACCOUNTING PRONOUNCEMENTS

The Company has reviewed all recently issued but not yet effective accounting pronouncements and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or results of operations.

SUBSEQUENT EVENTS

The Company evaluates events and transactions after the balance sheet date but before the financial statements are issued.

NOTE 2 - RELATED PARTY TRANSACTIONS
-----------------------------------

DUE FROM OTHERS - RELATED PARTY

During the nine months ended September 30, 2013, the Company advanced funds to two of its affiliates and at September 30, 2013 the Company is owed $119,809.

ACCRUED LIABILITIES AND NOTES PAYABLE - RELATED PARTY

During the nine months ended September 30, 2013, the Company was advanced funds from one of its members of the Board of Directors ("Board Member"), who is also a member of Tin Cup LLC and at September 30, 2013 the Company owes $209,520. See
Note 4 - Disposal Group Held for Sale. In addition, at September 30, 2013, the Company owes the Board Member $8,065 for accrued revenues from oil and gas production. Also, during September 2013, the Company borrowed $300,000 in funds from both an officer of the Company and the Board Member and at September 30, 2013 the Company owes $600,000. See Note 10 - Secured Convertible Promissory Notes.

At December 31, 2012, the Company owed an affiliate of an officer and director of the Company a total of $15,000 in fees for services rendered.

SHARES FOR SERVICES

During the nine months ended September 30, 2013, a former member and a current member of the Board of Directors were issued 200,000 shares of the Company's common stock in exchange for services in the amount of $17,600 or at a fair value of $0.088 per share.

In March 2012, the Company issued 5,325,000 shares of its common shares to its members of the Board of Directors and officers in exchange for services in the amount of $5,325 or at a fair value of $0.001 per share.

                                   -11 of 18-

                               THREE FORKS, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
                                   (UNAUDITED)

CONSULTING SERVICES

During the nine months ended September 30, 2013 and for the period March 28, 2012 (inception) through September 30, 2012, the Company paid two of its officers and directors $188,361 and $40,684, respectively in fees as part of consulting arrangements approved by the Board of Directors.

During the nine months ended September 30, 2013, the Company paid an affiliate of one of its directors $55,000 in fees as part of a consulting agreement approved by the Board of Directors.

LIMITED LIABILITY COMPANIES

The Company is the manager of Three Forks No 1 LLC, a Colorado limited liability company. See Note 1 - Summary of Significant Accounting Policies "Nature of Operations and Organization" and Note 9 - Management Agreement.

Certain officers and members of the Board of Directors of the Company are members of Tin Cup LLC, a Colorado limited liability company and at September 30, 2013, Tin Cup LLC is owed $250,000. See Note 10 - Secured Convertible Promissory Notes.

NOTE 3 - NOTE RECEIVABLE
------------------------

In May 2012, the Company loaned Holms Energy Development Corp ("HEDC") $100,000 which is evidenced by an unsecured promissory note dated May 30, 2012 whereby the unpaid principal amount of the promissory note is due and payable on Demand at any time on or after March 15, 2013 including any and all unpaid and accrued interest at the rate of four percent (4%) per annum of the outstanding principal. HEDC may offset the principal amount of the promissory note with any amounts due from the Company pursuant to that certain Joint Venture Cooperation and Profit Allocation Agreement between the Company and HEDC dated May 1, 2012 ("JV Agreement") as per Note 7. At September 30 2013 and December 31, 2012, the Company is owed $100,000 plus accrued interest in the amount of $5,315 and $2,356, respectively.

NOTE 4 - DISPOSAL GROUP HELD FOR SALE
-------------------------------------

The Company, as part of an agreement dated September 7, 2012, incurred costs in the amount of $1,477,990 in acquiring certain oil and gas mineral interest, including five (5) producing wells, located in Weld county Colorado. The Company determined that these mineral interests were considered a Disposal Group Held for Sale as set forth in Topic 205 of the ASC and therefore, the Company at December 31, 2012 recorded the property as a current asset in the amount of $1,472,521 [net of $5,658 in amortization] on the balance sheet. Effective January 1, 2013, the Company sold these properties for $1,600,000 in cash and recorded in the statement of operations for the nine months ended September 30, 2013 a gain on the sale of assets in the amount of $127,478 under discontinued operations.

In addition and as part of the sale, the purchasers of the property deposited with the Company $400,000 to be used towards the AFE costs in the drilling of future oil and gas wells. At September 30, 2013, the Company owes $400,000 including $209,520 due to a member of its Board of Directors.

                                   -12 of 18-

                               THREE FORKS, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
                                   (UNAUDITED)

NOTE 5 - SIGNIFICANT ACQUISITIONS
---------------------------------

Effective June 30, 2013 and September 1, 2013, the Company acquired a 37.5% and 37.5% working interest, respectively or a total of a 75% working interest in certain oil and gas properties located in Louisiana and Texas totaling approximately 1955 gross acres in exchange for $3,842,143 in cash plus the assumption of liabilities in the amount of $281,962 as part of a purchase sale and participation agreement dated February 27, 2013 as well as participate in a development program that includes the drilling and completion of additional wells. The acquisition was accounted for using the acquisition method in accordance with guidance provided in ASC Topic 805.

The following table presents the allocation of the purchase price to the assets acquired and liabilities assumed, based on their fair values at June 30, 2013 and September 1, 2013, respectively:

                  Purchase price:

                  Oil and gas properties             $4,124,105

                  Liabilities assumed                $  281,962
                                                     ----------

                  Total consideration                $3,842,143
                                                     ==========

Subsequent to the effective dates of June 30, 2013 and September 1, 2013, the Company reported in the Statement of Operations for the three and nine months ended September 30, 2013 revenues from oil and gas sales in the amount of $234,058 and $234,058, respectively related to the Five Jab oil and gas properties.

NOTE 6 - DISCONTINUED OPERATIONS
--------------------------------

In January 2013, the Company sold all of its proved oil and gas properties located in Weld County CO for $1,600,000 in cash and for the nine months ended September 30, 2013, the Company recorded a gain of $127,478 on the sale of the disposal group held for sale less the basis in the properties of $1,472,522 (net of $5,469 of depreciation, depletion and amortization). The properties consisted solely of oil and gas properties that were acquired in 2012.

The financial results of the disposal group held for sale have been classified as discontinued operations in our statements of operations for all period presented. There were no operations for the period of March 28, 2012 (inception) through September 30, 2012.

The assets and liabilities related to the Company discontinued oil and gas operations are reflected as assets and liabilities of discontinued operations in the accompany balance sheets. There are no assets and liabilities at September 30, 2013. The following summarizes the components of these assets and liabilities at December 31, 2012:

                                   -13 of 18-

                               THREE FORKS, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
                                   (UNAUDITED)

                    Assets
 Current Assets
Disposal group held for sale:
   Accounts receivable                               $             8,550
   Oil and gas properties, net                                 1,472,521
                                                     --------------------
            Total current assets of
            discontinued operations                  $         1,481,071
                                                     ====================

                  Liabilities
 Current Liabilities
         Disposal group held for sale:
   Accounts payable                                  $             7,745
                                                     --------------------
         Total current liabilities of
            discontinued operations                  $             7,745
                                                     ====================

NOTE 7 - INFORMATION ON BUSINESS SEGMENTS
-----------------------------------------

The Company has only one business operating segment - exploration and production. However, the Company does receive a management fee as manager of a limited liability company as per its operating agreement but per ASC Topic 280 the Company has not reported this activity as a separate operating segment since the Company does not regularly review the operating results, allocate specific resources or maintain certain financial information regarding this activity. See
Note 9 - Management Agreement.

NOTE 8 - JOINT VENTURE AGREEMENT
--------------------------------

At September 30, 2013 and December 31, 2012, the Company paid $163,456 and $134,000, respectively in costs to drill an oil and gas well in Archer County Texas as part of the JV Agreement entered into between the Company and HEDC. The Company will receive revenues and be responsible for 49% of the costs to drill and complete each well the Company elects to participate in on such leases that are part of the JV Agreement.

NOTE 9 - MANAGEMENT AGREEMENT
-----------------------------

The Company is the manager of a tax partnership known as Three Forks No 1 LLC and as manager receives a fee in the amount of $16,000 per month. The Company owns no interest in the LLC but does own a 10% working interest in the Farmout property as more fully described in Note 1. For the three and nine months ended September 30, 2013, the Company reported management fee income in the amount of $48,000 and $112,000, respectively.

NOTE 10 - SECURED CONVERTIBLE PROMISSORY NOTES
----------------------------------------------

In September 2013, the Company commenced a private offering of $2,000,000 of Secured Convertible Promissory Notes in order to complete the purchase of the remaining 37.5% working interest in the Five Jab properties discussed in Note 1.

                                   -14 of 18-

                               THREE FORKS, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
                                   (UNAUDITED)

These promissory notes are due in September 2014 including interest at the rate of 10% per annum on the unpaid balance and are convertible into shares of the Company's common stock in whole or in part at a conversion price of $3.60 per share 6 months after issuance of the promissory note. One of the subscribers of this offering was Tincup Oil and Gas, LLC, which subscribed for a $250,000 promissory note. A director of the Company is a member of Tincup Oil and Gas, LLC. The offering was not fully subscribed for and therefore at September 30, 2013 the Company owes $1,535,000.

Separately and apart, an officer and director of the Company, agreed to make up the difference of the Secured Convertible Promissory Note Offering towards the purchase price of the Five Jab properties in a separate transaction under separate terms with the Company. The officer and director in exchange for secured convertible promissory notes provided the Company each with $300,000 in cash or a total of $600,000. Their promissory notes have a due date of January 2, 2014 including interest at the rate of 10% per annum on the unpaid balance and allow for the conversion of the promissory notes at issuance into common stock in whole or in part at a conversion price of $3.60 per share. The promissory notes provide that in addition to having a due date of January 2, 2014, that at the due date they will each receive a $7,500 payment of fees. If the promissory notes are not paid at January 2, 2014, the Company is required to take immediate steps to liquidate the Five Jab properties and the due date will be extended to April 2, 2014. At January 2, 2014, the Company failed to make payment on the notes. At that time Mr. Pollard and Ranew each entered into an Extension and Waiver with the Company. The Extension and Waiver provides that the payment date shall be extended to April 2, 2014 and both holders have waived the provision that steps be taken to liquidate the secured property at this time. If payment is made at April 2, 2014, they will each receive a $15,000 payment of fees. If the property has not been liquidated at such date, they will each be assigned an 11.25% working interest in the Five Jab properties. At September 30, 2013, the Company owes $600,000 including accrued interest in the amount of $4,822.

The Secured Convertible Promissory Notes are secured by the Company's 75% of the right, title and working interest in 1,955 gross leasehold acres known as the Five Jab properties including 13 producing wells, 9 service wells and 14 additional wellbores located in the States of Texas and Louisiana.

NOTE 11 - SHARE BASED COMPENSATION
----------------------------------

PRESIDENT AND CHIEF OPERATING OFFICER

The Company granted to its President and Chief Operating Officer effective March 5, 2013, cashless options to acquire up to 2,250,000 shares of the Company's common stock at an option price of $0.10 per share for a period of three years from the effective date of the grant. The options vest over the term of the option. These options are not part of the Company's 2013 Stock Incentive Plan.

2013 STOCK INCENTIVE PLAN

Effective May 1, 2013, the Company's 2013 Stock Option and Award Plan (the "2013 Stock Incentive Plan") was approved by its Board of Directors and shareholders. Under the 2013 Stock Incentive Plan, the Board of Directors may grant options or purchase rights to purchase common stock to officers, employees, and other persons who provide services to the Company or any related company. The participants to whom awards are granted, the type of awards granted, the number of shares covered for each award, and the purchase price, conditions and other terms of each award are determined by the Board of Directors, except that the term of the options shall not exceed 10 years. A total of 5 million shares of

                                   -15 of 18-

                               THREE FORKS, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
                                   (UNAUDITED)

the Company's common stock are subject to the 2013 Stock Incentive Plan. The shares issued for the 2013 Stock Incentive Plan may be either treasury or authorized and unissued shares. During the nine months ended September 30, 2013, the Company granted options and warrants in the amount of 4,450,000 under the 2013 Stock Incentive Plan including cashless options to a Board member to acquire up to 100,000 shares of the Company's common stock at an option price of $.10 per share for a period of three years from the effective date of the grant. The options vest immediately upon the date of grant.

The following table summarizes information related to the outstanding and vested options at September 30, 2013:

                                                  Outstanding and
                                                   Vested Options
                                                    and Warrants
                                                -------------------
Number of shares
  Non-Qualified stock options                            2,250,000
  2013 Stock Incentive Plan                              2,200,000

Weighted average remaining contractual life
  Non-Qualified stock options                            2.4 years
  2013 Stock Incentive Plan                              1.2 years

Weighted average exercise price
  Non-Qualified stock options                                $0.10
  2013 Stock Incentive Plan                                  $0.47

Number of shares vested
  Non-Qualified stock options                              429,452
  2013 Stock Incentive Plan                              1,062,466

Aggregate intrinsic value
  Non-Qualified stock options                                   $0
  2013 Stock Incentive Plan                                     $0


The aggregate intrinsic value of outstanding securities is the amount by which the fair value of underlying (common) shares exceeds the exercise price of the options issued and outstanding.

No options or warrants were exercised or expired during the nine months ended September 30, 2013. The Company did not realize any income tax expense related to the exercise of stock options or warrants for the nine months ended September 30, 2013.

NOTE 12 - STOCKHOLDERS' EQUITY
------------------------------

PREFERRED SHARES

The Company is authorized to issue 25,000,000 shares of no par value preferred stock. At September 30, 2013, the Company has no preferred shares issued and outstanding.

                                   -16 of 18-

                               THREE FORKS, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
                                   (UNAUDITED)

COMMON SHARES

The Company is authorized to issue 100,000,000 shares of $0.001 voting common stock. At September 30, 2013 and December 31, 2012 there were a total of 11,503,477 and 10,799,339 shares of common stock issued and outstanding, respectively.

During the nine months ended September 30, 2013, as described in Note 2, the Company issued 200,000 shares of its common stock in exchange for services valued at $17,600. The Company also issued 270,000 shares of its common stock to a consultant for services valued at $23,760. In addition, and as part of a private placement, the Company issued 859,138 shares of its common stock for cash in the amount of $2,621,443 as more fully described in the financial statements.

During the period March 28, 2012 (inception) through September 30, 2012, as described in Note 1, the Company issued 700,000 shares of its common stock in exchange for oil and gas properties and, as described in Note 2, the Company issued 5,325,000 shares of its common stock to its officers and directors for services valued at $5,325. The Company also issued 195,000 and 285,000 shares of its common stock to consultants for services valued at $195 and $2,850 respectively and, in addition, as part of a private placement, sold 3,799,575 shares of its common stock for cash in the amount of $1,274,263 at $.01 per share to $1 per share.

REPURCHASE AND RETIREMENT OF COMMON SHARES

Effective March 26, 2013, the Company entered into a settlement agreement with one of its employees to settle certain claims against the employee valued at $22,000 in exchange for the employee returning to the Company 250,000 shares of their common stock. In addition, the Company agreed to repurchase from the employee 100,000 shares of their common stock in exchange for $150,000 in cash.

Also, effective March 26, 2013, the Company entered into a repurchase agreement with two of its shareholders to acquire their 275,000 shares of common stock in exchange for cash of $825,000.

NOTE 13 - COMMITMENTS AND CONTINGENCIES
---------------------------------------

OPERATING LEASE

The Company leases office space in Broomfield Colorado under a cancelable operating lease that allows either party the option to terminate the lease. Rent expense for the nine months ended September 30, 2013 and for the period March 28, 2012 (inception) through September 30, 2012 was $52,239 and $26,323, respectively. The following table summarizes the future minimum payments under this cancelable lease at September 30, 2013:

                  2013              $   22,781
                  2014              $   91,738
                  2015              $   54,416
                  2016              $        -
                  2017              $        -
                                      ---------
                                    $  168,935


                                   -17 of 18-

                               THREE FORKS, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
                                   (UNAUDITED)

CONSULTING AGREEMENTS

The Company has a twelve month agreement effective December 1, 2012 with a consultant to perform services at the rate of $15,000 per month. Effective November 1, 2013, the Company entered into a new twelve month agreement with the consultant to perform services at the rate of $200,000 per year under certain terms and conditions that includes the granting of non-qualified stock options to acquire up to 1,000,000 shares of the Company's common stock at an option price of $.010 per share over a three year period from the effective date of the grant. The options vest over the term of the option.

The Company entered into a four year agreement effective September 1, 2012 and amended March 1, 2013 with its interim Chief Executive Officer to perform services at the base rate of $180,000 per year under certain terms and conditions.

EMPLOYMENT AGREEMENTS

The Company entered into a two year employment agreement effective September 1, 2012 and amended in February 2013 with its Executive Vice President of Finance that includes compensation of a base salary of $192,000 per year under certain terms and conditions.

The Company entered into a three year employment agreement effective March 1, 2013 with its President and Chief Operating Officer that includes compensation of a base salary of $210,000 per year under certain terms and conditions including non-qualified stock options as described in Note 11.












                  (REMAINDER OF PAGE LEFT BLANK INTENTIONALLY)



                                   -18 of 18-

                                               5 JAB INC (THE PREDECESSOR)
                                                BALANCE SHEETS (Comment 1)



                                                                                September 30,           December 31,
                                                                                    2013                    2012
                                                                                 (Unaudited)             (Audited)
                                                                            ----------------------  ---------------------
                                        Assets
Current assets
    Due on sale of oil and gas properties                                   $           1,742,143   $                  -
                                                                            ----------------------  ---------------------

Property and equipment:
    Oil and gas properties, successful efforts method of accounting:
      Proved                                                                                    -              1,616,030
                                                                            ----------------------  ---------------------
                             Total property and equipment                                       -              1,616,030
    Less accumulated depreciation, depletion and amortization                                   -                 73,265
                                                                            ----------------------  ---------------------
                              Net property and equipment                                        -              1,542,765
                                                                            ----------------------  ---------------------

                                     Total assets                           $           1,742,143   $          1,542,765
                                                                            ======================  =====================

                                Liabilities and Capital
Current liabilities                                                         $                   -   $                  -

Long-term liabilities
    Asset retirement obligations                                                                -                275,085
                                                                            ----------------------  ---------------------

                                   Total liabilities                                            -                275,085

Commitments and contingencies                                                                   -                      -

Capital                                                                                 1,742,143              1,267,680
                                                                            ----------------------  ---------------------

                             Total liabilities and capital                  $           1,742,143   $          1,542,765
                                                                            ======================  =====================

















See accompanying notes are an integral part of these financial statements.

                                    -1 of 8-

                                         5 JAB INC (THE PREDECESSOR)
                                     STATEMENTS OF OPERATIONS (Comment 1)




                                                                    For the Three Months Ended
                                                                           September 30,
                                                                  2013                        2012
                                                              (Unaudited)                 (Unaudited)
                                                       ---------------------------   -----------------------
Revenue:
  Oil and gas sales                                    $                  347,704    $              102,537
                                                       ---------------------------   -----------------------
                       Total revenues                                     347,704                   102,537
                                                       ---------------------------   -----------------------

Operating expenses:
  Lease operating expense                                                 111,740                   126,387
  Production taxes                                                         16,338                    13,583
  General and administrative expense                                       36,563                     9,375
  Depreciation, depletion and amortization                                  7,970                    16,653
                                                       ---------------------------   -----------------------
                  Total operating expenses                                172,611                   165,998
                                                       ---------------------------   -----------------------

Income from operations                                                    175,093                   (63,461)

Other Income
  Gain on sale of oil and gas properties                                1,244,904                         -
                                                       ---------------------------   -----------------------
                     Total other income                                 1,244,904                         -
                                                       ---------------------------   -----------------------

Income from income taxes                                                1,419,997                   (63,461)
                                                       ---------------------------   -----------------------

Income taxes                                                                    -                         -
                                                       ---------------------------   -----------------------

Net income                                             $                1,419,997    $              (63,461)
                                                       ===========================   =======================











See accompanying notes are an integral part of these financial statements.

                                    -2 of 8-

                                       5 JAB INC (THE PREDECESSOR)
                                  STATEMENTS OF OPERATIONS (Comment 1)




                                                                For the Nine Months Ended
                                                                       September 30,
                                                              2013                        2012
                                                          (Unaudited)                 (Unaudited)
                                                   ---------------------------   -----------------------
Revenue:
  Oil and gas sales                                $                1,664,076    $              698,585
                                                   ---------------------------   -----------------------
                       Total revenues                               1,664,076                   698,585
                                                   ---------------------------   -----------------------

Operating expenses:
  Lease operating expense                                             540,171                   292,829
  Production taxes                                                     80,602                    38,568
  General and administrative expense                                   84,938                    28,500
  Depreciation, depletion and amortization                             81,080                    49,960
                                                   ---------------------------   -----------------------
                  Total operating expenses                            786,791                   409,857
                                                   ---------------------------   -----------------------

Income from operations                                                877,285                   288,728

Other Income
  Gain on sale of oil and gas properties                            2,277,453                         -
                                                   ---------------------------   -----------------------
                     Total other income                             2,277,453                         -
                                                   ---------------------------   -----------------------

Income from income taxes                                            3,154,738                   288,728
                                                   ---------------------------   -----------------------

Income taxes                                                                -                         -
                                                   ---------------------------   -----------------------

Net income                                         $                3,154,738    $              288,728
                                                   ===========================   =======================











See accompanying notes are an integral part of these financial statements.

                                    -3 of 8-

                                            5 JAB INC (THE PREDECESSOR)
                                         STATEMENT OF CAPITAL (Comment 1)





                                                                          ACCUMLATED
                                                    CAPITAL                 INCOME                  TOTAL
                                              --------------------    -------------------    ---------------------
BALANCES, December 31, 2012 (Audited)                     761,703                505,977              1,267,680
   Distributions to owners                               (761,703)            (1,918,572)            (2,680,275)
   Net income for the period                                    -              3,154,738              3,154,738
                                              --------------------    -------------------    ---------------------
BALANCES, SEPTEMBER 30, 2013 (Unaudited)      $                 -     $        1,742,143     $        1,742,143
                                              ====================    ===================    =====================
























The accompanying notes are an integral part of these financial statements.

                                    -4 of 8-

                                           5 JAB INC (THE PREDECESSOR)
                                      STATEMENTS OF CASH FLOWS (Comment 1)




                                                                          For the Nine Months Ended
                                                                   September 30,
                                                                       2013                      2012
                                                                    (Unaudited)               Unaudited)
                                                              ------------------------  ------------------------
OPERATING ACTIVITIES
   Net income attributable to owners                          $             3,154,738   $               288,728
   Adjustments to reconcile net income to net cash
    flows provided by operating activities:
     Depreciation, depletion and amortization                                  81,080                    49,960
     Gain on sale of oil and gas properties                                (2,277,453)                        -
                                                              ------------------------  ------------------------

Net cash provided by operating activities                                     958,365                   338,688
                                                              ------------------------  ------------------------

INVESTING ACTIVITIES
   Costs expended in developing oil and gas properties                       (378,090)                 (327,583)
   Proceeds from sale of oil and gas properties                             2,100,000                         -
                                                              ------------------------  ------------------------

Net cash provided by (used in) investing activities                         1,721,910                  (327,583)
                                                              ------------------------  ------------------------

FINANCING ACTIVITIES
   Distributions to owners                                                 (2,680,275)                  (11,105)
                                                              ------------------------  ------------------------

Net cash (used in) financing activities                                    (2,680,275)                  (11,105)
                                                              ------------------------  ------------------------

NET CHANGE IN CASH                                                                  -                         -

CASH, Beginning                                                                     -                         -
                                                              ------------------------  ------------------------

CASH, Ending                                                  $                     -   $                     -
                                                              ========================  ========================

SUPPLEMENTAL SCHEDULE OF
  OF CASH FLOW INFORMATION
   Interest paid                                              $                     -   $                     -
                                                              ========================  ========================
   Income taxes paid                                          $                     -   $                     -
                                                              ========================  ========================




The accompanying notes are an integral part of these financial statements.

                                    -5 of 8-

                            5 JAB, INC. (PREDECESSOR)
                        NOTES TO THE FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
                                   (UNAUDITED)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (COMMENT 1)
---------------------------------------------------------------

This summary of significant accounting policies is presented to assist in understanding of the Business's financial statements. The policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

NATURE OF OPERATIONS AND ORGANIZATION

5 Jab Inc., an operator of oil and gas properties, and a number of other owners own 75% of the working interest in certain leases located in the states of Texas and Louisiana (the "Business" or 5 Jab Inc."). These leases are proved leaseholds only and include 11 producing crude oil wells and one well that also produced natural gas (the "Properties"). In addition, all of the wells were purchased by the Business and therefore there are no drilling costs incurred by the Business.

Effective June 30, 2013 and September 1, 2013, the Business sold a 37.5% and 37.5% working interest, respectively or a total of a 75% working interest in certain oil and gas properties located in Louisiana and Texas totaling 1,955 gross acres known as the Five Jab properties to Three Forks Inc. in exchange for $3,842,143 in cash plus the assumption of the ARO liabilities in the amount of $281,962 as part of a purchase sale and participation agreement dated February 27, 2013 as well as a participation in a development program that included the drilling and completion of additional wells. On October 1, 2013, the Business collected $1,742,143 of the cash from the buyer of the Five Jab properties and, therefore, this amount was recorded on the balance sheet as an asset "Due from sale of oil and gas properties" at September 30, 2013. (Comment 3)

BASIS OF PRESENTATION

These financial statements represent the historical costs of the Business based upon generally accepted accounting principles for the periods presented.

INCOME TAXES

The Business is taxed as a disregard entity for income tax purposes and as such each of the owners report separately their pro rata share of income, deductions and losses. Therefore, no provision for income taxes is made in the accompanying financial statements.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as of and during the reporting periods. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from these estimates. Any change in estimates resulting from continuous changes in the economic environment will be reflected in the financial statements in the future periods.

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                            5 JAB, INC. (PREDECESSOR)
                        NOTES TO THE FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
                                   (UNAUDITED)

REVENUE RECOGNITION

Revenues are recognized on production as it is taken and delivered to the purchasers and payment is made to the Business.

PROPERTY AND EQUIPMENT

The Business accounts for its crude oil and natural gas exploration and development activities under the successful efforts method of accounting. Under such method, costs of productive exploratory wells, development dry holes and productive wells and undeveloped leases are capitalized. Oil and gas lease acquisition costs are also capitalized. Exploration costs and certain geological or geophysical expenses charged to expense as incurred. Exploratory drilling costs are initially capitalized, but evaluated quarterly and charged to expense if and when the well is determined not to have found reserves in commercial quantities. The sale of a partial interest in a proved property is accounted for as a cost recovery and no gain or loss is recognized as long as this treatment does not significantly affect the units-of-production amortization rate. A gain or loss is recognized for all other sale of producing properties. See Note 2 - Sale of Significant Oil and Gas Properties.

Unproved properties with significant acquisition costs are assessed quarterly on a property-by-property basis and any impairment in value is charged to expense. If the unproved properties are determined to be productive, the related costs are transferred to proved oil and gas properties. Proceeds from sales of partial interests in unproved leases are accounted for as a recovery of costs without recognizing any gain or loss until all costs have been recovered. There are no unproved properties at September, 2013 and December 31, 2012.

Depletion and amortization of capitalized acquisition, exploration and development costs are computed on the units-of-production method by property on the basis of total estimated units of proved reserves as the related proved reserves are produced. The long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds the estimated future cash flows, an impairment charged is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment was recognized at September 30, 2013 and December 31, 2012.

Other property and equipment are carried at cost. Depreciation is provided using the straight-line method of accounting over the assets' estimated useful lives of seven years.

Depreciation, depletion and amortization of oil and gas properties and other property and equipment for the three and nine months ended September 30, 2013 were $7,970 and $81,080, respectively and for the three and nine months ended September 30, 2012 were $16,653 and $49,960, respectively.

ASSET RETIREMENT OBLIGATIONS

An asset retirement obligation ("ARO") is an estimated liability for the cost to retire a tangible asset. The Business' AROs arise from plugging and abandonment liabilities for its oil wells. The Business records AROs at fair value in the

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                            5 JAB, INC. (PREDECESSOR)
                        NOTES TO THE FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
                                   (UNAUDITED)

period in which there is a legal obligation, whether by government action or contractual arrangement, to incur these costs and can make a reasonable estimate of the fair value of the liability. AROs are calculated based on the present value of the estimated removal and other closure costs using our credit-adjusted risk-free rate. When the liability is initially recorded, we capitalize the cost by increasing the book value of the related long-lived tangible asset. The liability is accreted to its estimated settlement value and the related capitalized cost is depreciated over the asset's useful life. The Business recognizes a gain or loss at settlement for any difference between the settlement amount and the recorded liability, which is recorded as a loss on asset disposals and impairments in the statements of operations. The Business estimates settlement dates by considering its past practice, industry practice, management's intent and estimated economic lives. The ARO at September 30, 2013 and December 31, 2012 is $0 and $275,085, respectively.

OTHER COMPREHENSIVE INCOME

The Company has no material components of other comprehensive income (loss) and accordingly, net income (loss) is equal to comprehensive income (loss) for the periods presented.

RECENT ACCOUNTING PRONOUNCEMENTS

The Company has reviewed all recently issued but not yet effective accounting pronouncements and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or results of operations.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were available to be issued, and has concluded no events need to be reported.

NOTE 2 - SALE OF OIL AND GAS PROPERTIES
---------------------------------------

The Business sold its 75% working interest in the Properties to Three Forks Inc. as more fully described in Note 1 in accordance with ASC Topic 360 and recorded a gain on the sale of the oil and gas properties in the Statement of Operations for the three and nine months ended September 30, 2013 in the amounts of $1,244,904 and $2,277,453, respectively.

NOTE 3 - INFORMATION ON BUSINESS SEGMENTS
-----------------------------------------

At September 30, 2013 and December 31, 2012, the Company considered its business activities to constitute a single segment.


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